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                                                                  Exhibit (a)(5)


                                                              September 29, 2000

Dear Associate:

         I am pleased to announce that at its August 10, 2000 meeting, our Board of Directors approved a stock option purchase plan for options that have an exercise price of $10.00 or more. This plan will enable us to repurchase certain stock options previously awarded to employees where the exercise price of those stock options significantly exceeds the current market price ($1.125 as of September 28th) for our stock. Our stock option plan has a maximum availability of 2,000,000 shares, and we have previously issued stock options covering substantially all of the available options under the plan. We would in the future like to have the purchased stock options available to continue to reward our employees for significant contributions to our success.

         The plan approved by the Board of Directors on August 10th allows us to repurchase from our former and current employees those stock options that are considerably "out-of-the-money," as follows:

         o If the exercise price, or strike price, of the options you hold is between $10.00 and $12.00, we will pay you $0.35 per stock option;

         o If the exercise price of the options you hold is between $12.01 and $15.99, we will pay you $0.25 per stock option; and

         o If the exercise price is $16.00 or higher, you will receive $0.10 per stock option.

         For example, if you hold 5,000 stock options at an exercise price of $13.50, we would pay you $1,250.00 to retire those options (5,000 x $0.25 = $1,250.00). Please understand that should you elect to tender your options, the cash you receive will be taxable to you as ordinary income and such income is subject to applicable withholding of taxes.

         The terms and conditions of our option purchase plan are described in the enclosed Offer to Cancel and related Letter of Transmittal. I urge you to read these materials carefully before making any decision with respect to the offer. The offer will expire at midnight, New York City time, on Tuesday, October 31, 2000, unless we extend it.


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Associates
September 29, 2000
Page Two.

         For your ease of reference we have included a one-page Personnel Option Status form which lists the number of options granted to you and the price of those options. Please refer to this information when completing the Letter of Transmittal.

         If you do not wish to participate in this offer, you need not take any action. If you do wish to tender your options, the instructions on how to tender options are explained in detail in the enclosed materials. If you have any questions regarding the offer or need assistance in tendering your options, please contact Joseph C. Wasch, our General Counsel and Director of Investor Relations, at (561) 454-3512.

         Thank you for your consideration.

                                                     Sincerely,

                                                     /s/ Garry E. Meier
                                                     ------------------
                                                     Garry E. Meier
                                                     Chairman, CEO and President